                                                                                                                                                          Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for First Quarter 2019

Hong Kong, May 10, 2019— UTStarcom (“UT” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the first quarter ended March 31, 2019.

UTStarcom’s Chief Executive Officer Mr. Tim Ti commented, “We are off to a solid start to 2019.  Revenue was at the higher end of expectations and we returned to profitability.  We have made significant operating progress in the last few months.  Our latest 5G optical backhaul solution performed very well in the laboratory evaluation by a major telecom carrier in China.  Additionally, we launched a goBox product designed to target the ‘Unattended Retail’ market and commenced cross-selling activities in key geographies with our strategic partner TongDing.”

Ti continued, “Momentum is building in our business and we are driving that by investing in R&D to develop new products that capitalize on important new trends in technology.  As we look ahead to the remainder of 2019, we will drive more product development and marketing, which we believe positions us for strong growth in the next several years.”

Recent Business Highlights

•

5G Transport Network Opportunity with a Major Mobile Carrier in China.  UTStarcom is collaborating with a partner to develop critical 5G transport network technologies to support the 5G migration in China.  The Company is leveraging its expertise in optical backhaul technology to develop state-of-the-art 5G products, which are performing well in ongoing laboratory evaluations by a major China carrier.

•

5G Readiness.  To meet important 5G transport network requirements, UTStarcom continues to develop solutions based on Segment Routing, FlexE and Software Defined Network technologies.  These solutions offer benefits such as high bandwidth, network scalability, extremely low latency, high synchronization accuracy and network slicing capabilities.  The company delivers these 5G solutions in its SkyFlux product line.  Both hardware and software development are proceeding as planned.

•

goBox Ramp.  UTStarcom expanded its retail footprint beyond selling smart refrigerators and further penetrated the “Unattended Retail” market with the launch of its goBox smart vending machine in China in March 2019.  The Company is seeing strong interest for this latest smart retail product offering from China and international markets.

•

Joint Marketing Underway with Strategic Partner TongDing.  In September 2018, UTStarcom formed a strategic partnership with Tongding Internet Information Co., Ltd. (“TD”) to jointly market and distribute each company’s respective products and services in China and international markets.  UTStarcom has successfully sold TD’s optical fiber cables in India and is expanding its customer base and geographic coverage in the area.  Meanwhile, the Company is supporting TD’s sales efforts for its flagship products, including PTN and SyncRing.

•	Project Wins in India. In January 2019, the Company announced two significant Wi-Fi project wins in India with Bharat Sanchar Nigam Limited (“BSNL”), a large public sector company that provides a comprehensive range of telecom services in India.  UTStarcom will provide Wireless Access Points, Power over Ethernet (“PoE”) Switches, Wireless Controllers and other related components and services for the projects.

First Quarter 2019 Financial Results

Summary of Q1 2019 Key Financials

	Q1 2019	Y/Y Change*	Q/Q Change*
Revenue	$24.7	+9.1%	+93.7%
Gross Profit	$7.0	-23.6%	+21.2%
Operating Expenses	$7.3	+6.1%	-12.3%
Operating Income (Loss)	-$0.3	-$2.6	+$2.2
Net Income (Loss)	$0.4	-$3.6	+$1.7
Basic EPS	$0.01	-$0.10	+$0.05
Cash Balance (including Restricted Cash)	$64.1	-35.2%	-13.0%

*Dollar comparisons are used where percentage comparisons are not meaningful.

*All the numbers in U.S. Dollars are in millions except for EPS

Total Revenues

Q1 2019 total revenues were $24.7 million, compared to $22.6 million in the corresponding period in 2018.

•	Q1 2019 net equipment sales were $21.0 million, an increase of 12.0% from $18.7 million in the corresponding period in 2018. The increase was due to higher sales in India.

•	Q1 2019 net services sales were $3.7 million, a decrease of 4.9% from $3.9 million in the corresponding period in 2018. The decrease was due to reduced services revenue in China.

Gross Profit

Q1 2019 gross profit was $7.0 million, or 28.3% of net sales, compared to $9.1 million, or 40.5% of net sales, in the corresponding period in 2018.

•

Q1 2019 equipment gross profit was $6.3 million, compared to $7.9 million in the corresponding period in 2018.  Q1 2019 equipment gross margin was 30.0%, compared to 42.1% for the corresponding period in 2018.  The decrease in gross margin was mainly due to product and geographic mix.

•

Q1 2019 service gross profit was $0.7 million, compared to $1.2 million in the corresponding period in 2018.  Q1 2019 service gross margin was 18.6%, compared to 32.6% for the corresponding period in 2018.  The decrease in gross margin was mainly due to increased competiveness in the service sector.

Operating Expenses

Q1 2019 operating expenses were $7.3 million, compared to $6.8 million in the corresponding period in 2018.

•	Q1 2019 selling, general and administrative (“SG&A”) expenses were $3.9 million, which was flat when compared to the corresponding period in 2018.

•

Q1 2019 research and development expenses were $3.4 million, compared to $2.9 million in the corresponding period in 2018.  The increase reflected our continuing investment in 5G technologies and product development.

Operating Income (loss)

Q1 2019 operating loss was $0.3 million, compared to operating income of $2.3 million in the corresponding period in 2018.

Interest Income, Net

Q1 2019 net interest income was $0.4 million, compared to $0.5 million in the corresponding period in 2018.

Other Income (Expenses), Net

Q1 2019 net other income was $1.0 million, compared to net other expense of $0.02 million in the corresponding period in 2018.  The increase in other income was due to foreign exchange gains resulting from the appreciation of Renminbi and India Rupee against U.S. dollar during the quarter.

Net Income

Q1 2019 net income attributable to shareholders was $0.4 million, compared to $4.0 million in the corresponding period in 2018.  Q1 2019 basic net income per share was $0.01, compared to $0.11 for the corresponding period in 2018.

Cash Flow

During Q1 2019, cash used in operating activities was $8.5 million, cash used in investing activities was $0.3 million, and cash used in financing activities was $0.2 million.  As of March 31, 2019, UTStarcom had cash, cash equivalent and restricted cash of $64.1 million.

Outlook

For the second quarter of 2019, the Company expects to generate revenue in the range of $13 to $17 million.  The Company’s quarterly revenue pattern is typically uneven due to the timing of large project fulfillment.

First Quarter 2019 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, May 10, 2019 (8:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1 (866) 519-4004

Canada: + 1 (866) 386-1016

Hong Kong: +852-3018-6771

China: 4006-208-038

Other International: +65 6713-5090

The attendee passcode is 5063377.

A replay of the call will be available approximately two hours after the conclusion and will remain available until June 10, 2019.

The conference call replay numbers are as follows:

United States: +1 (855) 452-5696

Hong Kong: 800-963-117

China: 4006-022-065

Other International: +61-2-8199-0299

The replay passcode for accessing the recording is also 5063377.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services.  UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access.  UTStarcom is further leveraging its technology expertise to bring smart networked products to new applications, such as its goBox automated refrigerated dispenser for retail stores.  UTStarcom has operations and customers around the world, with a special focus on Japan and India.  UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI).  For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2019	2018
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$48,069	$57,049
Short-term investments	21	—
Accounts and notes receivable, net	78,770	60,666
Inventories and deferred costs	13,116	26,837
Short-term restricted cash	8,158	8,827
Prepaid and other current assets	20,619	6,776
Total current assets	168,753	160,155
Long-term assets:
Property, plant and equipment, net	1,392	1,258
Operating lease right-of-use assets, net	2,371	—
Long-term restricted cash	7,861	7,823
Other long-term assets	8,173	8,199
Total long-term assets	19,797	17,280
Total assets	$188,550	$177,435

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$58,352	$50,757
Customer advances	1,106	561
Deferred revenue	1,074	968
Other current liabilities	18,132	17,507
Operating lease liabilities, current	764	—
Total current liabilities	79,428	69,793
Long-term liabilities:
Long-term deferred revenue and other liabilities	5,408	5,476
Operating Lease liabilities, non-current	1,621	—
Total liabilities	86,457	75,269

Total equity	102,093	102,166
Total liabilities and equity	$188,550	$177,435

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2019	2018
	(In thousands, except per share data)
Net sales	$24,654	$22,590
Cost of net sales	17,670	13,445
Gross profit	6,984	9,145
	28.3%	40.5%
Operating expenses:
Selling, general and administrative	3,896	3,895
Research and development	3,361	2,943
Total operating expenses	7,257	6,838

Operating Income (loss)	(273)	2,307

Interest income, net	356	474
Other income (expense), net	1,031	(16)
Income before income taxes	1,114	2,765
Income tax benefit (expense)	(712)	1,266
Net Income attributable to UTStarcom Holdings Corp.	$402	$4,031

Net Income per share attributable to UTStarcom Holdings Corp.—Basic	$0.01	$0.11
Weighted average shares outstanding—Basic	35,498	35,746

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2019	2018
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$402	$4,031
Depreciation	140	187
Provision for doubtful accounts	1,026	52
Provision for deferred costs	—	21
Stock-based compensation expense	379	201
Deferred income taxes	20	(81)
Changes in operating assets and liabilities	(10,430)	(9,518)
Net cash used in operating activities	(8,463)	(5,107)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(296)	(251)
Purchase of short-term investment	(21)	—
Proceeds from short-term investments	—	3,123
Net cash provided by (used in) investing activities	(317)	2,872

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	22
Repurchase of ordinary share	(208)	—
Net cash provided by (used in) financing activities	(208)	22
Effect of exchange rate changes on cash and cash equivalents	(624)	416
Net increase (decrease) in cash and cash equivalents	(9,612)	(1,797)
Cash, cash equivalents and restricted cash at beginning of period	73,700	100,686
Cash, cash equivalents and restricted cash at end of period	$64,088	$98,889